UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.  )*

Motricity, Inc.
(Name of Issuer)
Common Stock, $0.001 par value per share
(Title of Class of Securities)
620107 10 2
(CUSIP Number)
Frederic D. Fenton
Technology Crossover Ventures
528 Ramona Street
Palo Alto, California 94301
Telephone: (650) 614-8200
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
June 17, 2010
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS: TCV V, L.P. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

AF, OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

DELAWARE

	7	SOLE VOTING POWER:

NUMBER OF		4,036,046 SHARES OF COMMON STOCK (A)

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		-0- SHARES OF COMMON STOCK

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		4,036,046 SHARES OF COMMON STOCK (A)

WITH	10	SHARED DISPOSITIVE POWER:

-0- SHARES OF COMMON STOCK

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

4,036,046 SHARES OF COMMON STOCK (A)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

10.16%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

PN
(A) Please see Item 5.

1	NAMES OF REPORTING PERSONS: TCV MEMBER FUND, L.P. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

AF, OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

CAYMAN ISLANDS

	7	SOLE VOTING POWER:

NUMBER OF		76,267 SHARES OF COMMON STOCK (A)

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		-0- SHARES OF COMMON STOCK

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		76,267 SHARES OF COMMON STOCK (A)

WITH	10	SHARED DISPOSITIVE POWER:

-0- SHARES OF COMMON STOCK

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

76,267 SHARES OF COMMON STOCK (A)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

0.19%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

PN
(A) Please see Item 5.

1	NAMES OF REPORTING PERSONS: TECHNOLOGY CROSSOVER MANAGEMENT V, L.L.C. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

AF, OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

DELAWARE

	7	SOLE VOTING POWER:

NUMBER OF		4,112,313 SHARES OF COMMON STOCK (A)

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		-0- SHARES OF COMMON STOCK

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		4,112,313 SHARES OF COMMON STOCK (A)

WITH	10	SHARED DISPOSITIVE POWER:

-0- SHARES OF COMMON STOCK

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

4,112,313 SHARES OF COMMON STOCK (A)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

10.35%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

PN
(A) Please see Item 5.

1	NAMES OF REPORTING PERSONS: JAY C. HOAG

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

AF, OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

UNITED STATES CITIZEN

	7	SOLE VOTING POWER:

NUMBER OF		-0- SHARES OF COMMON STOCK

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		4,112,313 SHARES OF COMMON STOCK (A)

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		-0- SHARES OF COMMON STOCK

WITH	10	SHARED DISPOSITIVE POWER:

4,112,313 SHARES OF COMMON STOCK (A)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

4,112,313 SHARES OF COMMON STOCK (A)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

10.35%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN
(A) Please see Item 5.

1	NAMES OF REPORTING PERSONS: RICHARD H. KIMBALL I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

AF, OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

UNITED STATES CITIZEN

	7	SOLE VOTING POWER:

NUMBER OF		-0- SHARES OF COMMON STOCK

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		4,112,313 SHARES OF COMMON STOCK (A)

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		-0- SHARES OF COMMON STOCK

WITH	10	SHARED DISPOSITIVE POWER:

4,112,313 SHARES OF COMMON STOCK (A)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

4,112,313 SHARES OF COMMON STOCK (A)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

10.35%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN
(A) Please see Item 5.

1	NAMES OF REPORTING PERSONS: JOHN L. DREW I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

AF, OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

UNITED STATES CITIZEN

	7	SOLE VOTING POWER:

NUMBER OF		-0- SHARES OF COMMON STOCK

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		4,112,313 SHARES OF COMMON STOCK (A)

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		-0-SHARES OF COMMON STOCK

WITH	10	SHARED DISPOSITIVE POWER:

4,112,313 SHARES OF COMMON STOCK (A)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

4,112,313 SHARES OF COMMON STOCK (A)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

10.35%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN
(A) Please see Item 5.

1	NAMES OF REPORTING PERSONS: JON Q. REYNOLDS, JR. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

AF, OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

UNITED STATES CITIZEN

	7	SOLE VOTING POWER:

NUMBER OF		-0- SHARES OF COMMON STOCK

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		4,112,313 SHARES OF COMMON STOCK (A)

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		-0- SHARES OF COMMON STOCK

WITH	10	SHARED DISPOSITIVE POWER:

4,112,313 SHARES OF COMMON STOCK (A)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

4,112,313 SHARES OF COMMON STOCK (A)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

10.35%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN
(A) Please see Item 5.

1	NAMES OF REPORTING PERSONS: WILLIAM J.G. GRIFFITH IV I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

AF, OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

UNITED STATES CITIZEN

	7	SOLE VOTING POWER:

NUMBER OF		-0- SHARES OF COMMON STOCK

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		4,112,313 SHARES OF COMMON STOCK (A)

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		-0- SHARES OF COMMON STOCK

WITH	10	SHARED DISPOSITIVE POWER:

4,112,313 SHARES OF COMMON STOCK (A)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

4,112,313 SHARES OF COMMON STOCK (A)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

10.35%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN
(A) Please see Item 5.

ITEM 1. SECURITY AND ISSUER.
This statement relates to shares of Common Stock, $0.001 par value per share (the “Common Stock”), of Motricity, Inc, a Delaware corporation (“Motricity” or the “Company”). The Company’s principal executive offices are located at 601 108th Avenue NE, Suite 900, Bellevue, Washington 98004.
ITEM 2. IDENTITY AND BACKGROUND.
(a)-(c), (f). This statement is being filed by (1) TCV V, L.P., a Delaware limited partnership (“TCV V”), (2) TCV Member Fund, L.P., a Cayman Islands exempted limited partnership (“Member Fund”), (3) Technology Crossover Management V, L.L.C., a Delaware limited liability company (“Management V”), (4) Jay C. Hoag (“Mr. Hoag”), (5) Richard H. Kimball (“Mr. Kimball”), (6) John L. Drew (“Mr. Drew”), (7) Jon Q. Reynolds, Jr. (“Mr. Reynolds”), and (8) William J.G. Griffith IV (“Mr. Griffith”) (Mr. Hoag, Mr. Kimball, Mr. Drew, Mr. Reynolds and Mr. Griffith are collectively referred to as the “Members”). TCV V, Member Fund, Management V and the Members are sometimes collectively referred to herein as the “Reporting Persons”. The agreement among the Reporting Persons relating to the joint filing of this statement is attached as Exhibit 1 hereto.
TCV V, Member Fund and Management V are each principally engaged in the business of investing in securities of privately and publicly held companies. Management V is the sole general partner of TCV V and a general partner of Member Fund. The address of the principal business and office of each of the TCV V, Member Fund and Management V is 528 Ramona Street, Palo Alto, California 94301.
Each of the Members is (i) a Class A Member of Management V and (ii) a limited partner of Member Fund. The Members are each United States citizens and the present principal occupation of each is as a venture capital investor. The business address of each Member is 528 Ramona Street, Palo Alto, California 94301.
(d), (e). During the last five years, none of the Reporting Persons has (1) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (2) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
Pursuant to the terms of a Series E Preferred Stock Purchase Agreement, dated October 22, 2004, by and among the Company on the one hand, and TCV V and Member Fund (the “TCV Funds”), on the other hand, the Company agreed to sell and TCV V and Member Fund agreed to purchase 20,308,421 shares and 383,604 shares of Series E Preferred Stock (the “Series E Shares”), respectively, at a purchase price of $0.91822818 per share. In consideration for the Series E Shares, the TCV Funds paid the Company an aggregate of $19,000,000.45. Immediately prior to the closing of the Company’s initial public offering (the “IPO”), TCV V converted its Series E Shares into 3,641,693 shares of Common Stock and Member Fund converted its Series E Shares into 68,787 shares of Common Stock. The source of funds for the acquisition of the Series E Shares by the TCV Funds was from capital contributions from their respective partners.
Pursuant to the terms of a Series F Preferred Stock Purchase Agreement, dated June 30, 2005, by and among the Company on the one hand, and the TCV Funds, on the other hand, in various transactions between June 2005 and April 2006, the Company agreed to sell and TCV V and Member Fund agreed to purchase an aggregate of 2,897,459 shares and 56,128 shares of Series F Preferred Stock (the “Series F Shares”), respectively, at a purchase price of $2.37 per share. In consideration for the Series F Shares, the TCV Funds paid the Company an aggregate of $7,000,001.19. Immediately prior to the closing of the Company’s IPO, TCV V converted its Series F Shares into 286,287 shares of Common Stock and Member Fund converted its Series F shares into 5,546 shares of Common Stock. The source of funds for the acquisition of the Series F Shares by the TCV Funds was from capital contributions from their respective partners.
On June 17, 2010, TCV V and Member Fund purchased 9,966 and 34 shares of Common Stock, respectively, from the underwriters of the Company’s IPO at a purchase price of $10.00 per share, which was the initial price to the public, and on June 18, 2010, TCV V and Member Fund purchased 98,100 and 1,900 shares of Common Stock, respectively, in the open market at a purchase price of $9.85 per share (collectively, the “IPO Shares”). The source of funds for the acquisition of the IPO Shares by the TCV Funds was from capital contributions from their respective partners.
ITEM 4. PURPOSE OF TRANSACTION.
The Reporting Persons acquired the securities referenced in Item 3 for investment purposes. Depending on the factors discussed herein, the Reporting Persons may, from time to time, acquire additional shares of Common Stock in the open market, in connection with issuances by the Company or sales by other stockholders in transactions registered under the Securities Act of 1933, as amended, in privately negotiated transactions or otherwise and/or retain and/or sell or otherwise dispose of all or a portion of their shares in the open market, through transactions registered under the Securities Act, through privately negotiated transactions or through distributions to their respective partners or otherwise. Any actions the Reporting Persons might undertake will be dependent upon the Reporting Persons’ review of numerous factors, including, among other things, the price levels of the Common Stock; general market and economic conditions; ongoing evaluation of the Company’s business, financial condition, operating results and prospects; the relative attractiveness of alternative business and investment opportunities; and other future developments.
Except as set forth, the Reporting Persons have no present plans or intentions which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.
ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

(a), (b). As of the close of business on June 25, 2010, TCV V, Member Fund, Management V and the Members beneficially owned directly and/or indirectly the following shares:

Name of Investor	Number of Total Shares		Percentage of Outstanding Shares(*)

TCV V	4,036,046		10.16%
Member Fund	76,267		Less than 1%
Management V	4,112,313	(**)	10.35%
Mr. Hoag	4,112,313	(**)	10.35%
Mr. Kimball	4,112,313	(**)	10.35%
Mr. Drew	4,112,313	(**)	10.35%
Mr. Reynolds	4,112,313	(**)	10.35%
Mr. Griffith	4,112,313	(**)	10.35%

(*)	All percentages in this table are based on 39,741,120 shares of Common Stock of the Company outstanding after the Closing of the Company’s IPO as reported in the Company’s prospectus, dated June 17, 2010, as filed by the Company with the Securities and Exchange Commission on June 21, 2010 pursuant to Rule 424(b)(4).

(**)	Certain Reporting Persons disclaim beneficial ownership as set forth below.
Each of the TCV Funds has the sole power to dispose or direct the disposition of the shares held by the TCV Funds and has the sole power to direct the voting of its respective shares held by the TCV Funds. Management V, as the general partner of TCV V and a general partner of Member Fund, may also be deemed to have the sole power to dispose or direct the disposition of the shares held by the TCV Funds and have the sole power to direct the vote of the shares held by the TCV Funds. Management V disclaims beneficial ownership of such securities except to the extent of its pecuniary interest therein.
Each of the Members is (i) a Class A member of Management V and (ii) a limited partner of Member Fund. Under the operating agreement of Management V, the Members have the shared power to dispose or direct the disposition of the shares held by the TCV Funds and the shared power to direct the vote of the shares held by the TCV Funds. Each of the Members disclaims beneficial ownership of the securities owned by the TCV Funds except to the extent of their pecuniary interest therein.
The Reporting Persons may be deemed to be acting as a group in relation to their respective holdings in the Company but do not affirm the existence of any such group.
Except as set forth in this Item 5(a) — (b), each of the Reporting Persons disclaims beneficial ownership of any Common Stock owned beneficially or of record by any other Reporting Person.
(c). Except as set forth herein, none of the Reporting Persons have effected any transaction in the Company stock during the past 60 days.
(d). Not applicable.
(e). Not applicable.
ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.
AMENDED AND RESTATED REGISTRATION RIGHTS AGREEMENT
Pursuant to the Amended and Restated Registration Rights Agreement dated October 15, 2007 (the “Rights Agreement”) by and between the Company on the one hand, and TCV Funds and certain other parties on the other hand, the Company agreed to register, to the extent requested by the TCV Funds, shares of capital stock of the Company held by the TCV Funds. Such registration rights include rights to request inclusion of the shares held by the TCV Funds in subsequent offerings initiated by the Company as well as to request registration of their shares in all cases subject to certain limitations as set forth in the Rights Agreement. The Company is obligated to pay all expenses (other than underwriting discounts and commissions) incurred in connection with such registrations. The Company has agreed to indemnify the TCV Funds and related persons against certain liabilities under securities laws in connection with the sale of securities under such registrations.
A copy of the Rights Agreement is attached hereto as Exhibit 2 and is incorporated by reference herein.
Except as set forth herein, none of the Reporting Persons has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Company, including but not limited to any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.
ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.
Exhibit 1 Joint Filing Agreement
Exhibit 2 Amended and Restated Registration Rights Agreement dated October 15, 2007 (incorporated by referenced from Exhibit 4.2 to Motricity, Inc.’s Registration Statement on Form S-1 filed on January 22, 2010)

Exhibit 3 Statement Appointing Designated Filer and Authorized Signatories dated July 10, 2009 (incorporated by reference from Exhibit 2 to the Schedule 13D relating to the common stock of Interactive Brokers Group, Inc. filed on July 10, 2009)
SIGNATURE
After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.
Dated: June 28, 2010

TCV V, L.P.
By:	/s/ Frederic D. Fenton
	Name:	Frederic D. Fenton
	Its:	Authorized Signatory

TCV MEMBER FUND, L.P.
By:	/s/ Frederic D. Fenton
	Name:	Frederic D. Fenton
	Its:	Authorized Signatory

TECHNOLOGY CROSSOVER MANAGEMENT V, L.L.C.
By:	/s/ Frederic D. Fenton
	Name:	Frederic D. Fenton
	Its:	Authorized Signatory

JAY C. HOAG
By:	/s/ Frederic D. Fenton
	Name:	Frederic D. Fenton
	Its:	Authorized Signatory

RICHARD H. KIMBALL
By:	/s/ Frederic D. Fenton
	Name:	Frederic D. Fenton
	Its:	Authorized Signatory

JOHN L. DREW
By:	/s/ Frederic D. Fenton
	Name:	Frederic D. Fenton
	Its:	Authorized Signatory

JON Q. REYNOLDS JR.
By:	/s/ Frederic D. Fenton
	Name:	Frederic D. Fenton
	Its:	Authorized Signatory

WILLIAM J. G. GRIFFITH IV
By:	/s/ Frederic D. Fenton
	Name:	Frederic D. Fenton
	Its:	Authorized Signatory

EXHIBIT INDEX
Exhibit 1 Joint Filing Agreement
Exhibit 2 Amended and Restated Registration Rights Agreement dated October 15, 2007 (incorporated by referenced from Exhibit 4.2 to Motricity, Inc.’s Registration Statement on Form S-1 filed on January 22, 2010)
Exhibit 3 Statement Appointing Designated Filer and Authorized Signatories dated July 10, 2009 (incorporated by reference from Exhibit 2 to the Schedule 13D relating to the common stock of Interactive Brokers Group, Inc. filed on July 10, 2009)